Exhibit 99.1

Hollysys Provides Update on Sale Process; Responds to Shareholder Request for Special Meeting

- Board Special Committee receives several indications of interest from financial sponsors and strategic buyers

-Board to confirm plans for special meeting, pending outcome of November 21 court hearing on an injunction application against Ace Lead Profits and its Hollysys shares

BEIJING, Oct. 30, 2023 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) today announced that the Special Committee of the Board of Directors, which was established to conduct a sale process as announced on October 2, and its advisors have been in contact with multiple prospective buyers. These include financial sponsors as well as strategic buyers for which there would be compelling industrial logic to an acquisition.

Additionally, the Special Committee and its advisors are considering bids submitted by Recco Control Technology and Dazheng Group (Hong Kong) Investment Holdings Company (collectively, the “Recco Consortium”) and by representatives of the Hollysys management team. It is engaged in ongoing discussions with both groups and will provide updates on material developments as soon as practicable.

In a statement, the members of the Special Committee stated: “We are making every effort to conduct a fair and full process and to be fully responsive to all current and potentially interested parties to facilitate due diligence and enable them to make updated and binding proposals. Our objective is to present to shareholders a recommended proposal that provides compelling value, committed financing, regulatory certainty, and a viable pathway to closing.”

The sale process is targeted to be at an advanced stage, with a preferred bidder identified, as soon as early December.

Further Update on Special Meeting Request

As previously announced, on October 20, 2023, the Company received updated materials from requisitioning shareholders with respect to a request to convene a special meeting of shareholders.

While the requisition shareholders were on the register as of the demand record date of September 6, 2023, there is currently a dispute (to which the Company is not a party) over the ownership and control of Ace Lead Profits Limited and its shares in the Company, which is subject to an injunction hearing in the Hong Kong High Court on November 21, 2023. Following the injunction hearing on November 21, 2023, the Company will re-assess promptly whether to convene a special meeting.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Brunswick Group

hollysys@brunswickgroup.com

Emily Wong (Hong Kong)

ewong@brunswickgroup.com

+852 6627 8297

Libby Lloyd (New York)

llloyd@brunswickgroup.com

+1 347 283 3871